March 2, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Andrew Mew, Accounting Branch Chief
Donna Di Silvio, Staff Accountant

Re:	Encompass Group Affiliates, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-30486

Ladies and Gentlemen:

On behalf of Encompass Group Affiliates, Inc. (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated February 5, 2010, with respect to the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009 filed on September 28, 2009 (the “10-K”) and the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009 filed November 16, 2009 (the “10-Q”).  As noted in our responses below, all proposed revisions refer to the Company’s intended method for complying with the Staff’s comments in the Company’s future filings with the Commission, if appropriate given the facts and circumstances.

For ease of reference, we have set forth each of the Staff's comments followed by the Company's response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 10-K and 10-Q.

Form 10-K for the Fiscal Year Ended June 30. 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Judgments, page 16

1.
Please revise your disclosure to present a more robust discussion of each of your critical accounting policies, Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements providing greater insight into the quality and variability of information regarding your financial condition and operating performance. For each critical accounting policy, please consider the following:

Securities and Exchange Commission
March 2, 2010

•	a discussion of why management believes the accounting policy is critical;
•	a discussion of how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
•
sensitivity analysis with respect to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company, including quantitative as well as qualitative disclosure when quantitative information is reasonably available.

For further guidance, see SEC Release No. 33-8350, available on our website at http://sec.gov/rules/interp/33-8350.htm.

Response:

We will revise in future annual reports on Form 10-K and future filings as appropriate the disclosure of critical accounting policies in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and, as appropriate, add more robust, descriptive language as suggested.  In doing so, we will not merely repeat all the significant accounting policies that are disclosed in the footnotes to the consolidated financial statements, but will limit disclosure to those accounting policies deemed critical, of which we believe there are five:  Revenue Recognition; Core Charges; Inventory; Goodwill and Intangible Assets; and Income Taxes.

The revised disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations would reflect substantially the following language:

Discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the amounts reported in the consolidated financial statements and the accompanying notes. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, core charges, inventory, goodwill and intangible assets and income taxes. Actual results may differ from these estimates under different assumptions or conditions.

We believe the application of the following critical accounting policies used in the preparation of our consolidated financial statements requires significant judgments and estimates on the part of management.

Securities and Exchange Commission
March 2, 2010

Revenue Recognition

Revenue and related provisions for returns are significant to the Company’s results of operations.  The Company recognizes revenue upon delivery of goods, including new parts and refurbished computer equipment and related products, to a common carrier for delivery to the customer, at which point title passes and collectability is reasonably assured, at a sales price that is fixed and determinable.  Revenue for the repair of customer-owned equipment is recognized upon completion of the repair.   Revenue represents amounts billed electronically based on established price lists.  This methodology has historically been accurate and is expected to continue to be so.

Provisions for future product returns and core returns from customers are accounted for as sales reductions in the same period that the related sales are recorded, and are estimated based on historical trends, as well as specifically identified anticipated returns due to known business conditions.  While the Company’s rate of customer returns of new parts sold and defective parts, as well as cores, can vary from period to period as a percent of sales, our methodology of using historical trends as the basis for our assumptions and estimates has yielded accurate provisions and is expected to continue to do so.

Core Charges

The vendors of products distributed by the Company frequently add a "core charge" to the cost of individual replacement parts that the Company distributes as a means of encouraging the return of certain replaced components, most frequently circuit boards.  Such core charges can be significant in relation to the cost of individual replacement parts. These defective, replaced components are returned first to the Company and then to vendors and are ultimately repaired and re-enter the distribution channel.

Core charges borne by the Company associated with goods in inventory are not included in inventory as cost, but are classified separately in prepaid expenses and other current assets in the consolidated balance sheets.  Such core charges amounted to $xxx and $1,702 as of June 30, 2010 and 2009, respectively.  Cores physically returned by customers to the Company awaiting return to vendors are included in inventory.

Customers either receive a credit from the Company for cores when returned, or are obligated to pay the billed core charge in the event a core is not returned.  Upon shipping a returned core to a vendor, the Company records an asset for the amount due from the vendor.

The Company records the appropriate assets and the appropriate liability for all core charges that it may be responsible for at any point in time.  Such amounts represent significant assets and liabilities.  The Company has no control over core pricing.  As core charges increase, our cash flow can be adversely impacted to the extent we may have to pay increased charges in advance of customer payment for the core charge following the sale of the related part or the return of the actual core from the customer.

Securities and Exchange Commission
March 2, 2010

Accounting for cores through the various stages for receipt of inventory from vendors to amounts due from vendors for core returns has historically been accurate, and our methodology is not expected to change in the future.

Inventory

Inventory of OEM parts purchased for resale and returned parts that are repaired and also held for resale, which represent material assets, consists of finished goods and is valued at the lower of cost (average cost basis) or market, using the first-in, first-out (“FIFO”) method.  Management performs daily “cycle counts” on monthly assessments to determine the existence of obsolete, slow-moving inventory and non-usable replacement parts and equipment and records necessary provisions to establish reserves to reduce such inventory and replacement parts and equipment to net realizable value.  We believe that the current methodology used to determine excess and obsolete inventory and required reserves have been, and will continue to be, appropriate.

Goodwill and Intangible Assets

Management reviews and evaluates goodwill, which represents a significant asset, for impairment annually at each fiscal year end and at interim periods if events indicate that the carrying value may be impaired.  These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.  The carrying value of goodwill is evaluated principally in relation to the operating performance, specifically adjusted Earnings Before Interest, Taxes, depreciation and Amortization (“EBITDA”).  Accordingly, the key risk factor that determines whether the carrying value of goodwill has been impaired is a significant decline in actual EBITDA realized and a significant decline in Company’s projected EBITDA in future periods based on then current business conditions.

The Company’s market capitalization has been deemed to be a poor indicator of fair value because, among other reasons, the Company’s common stock is thinly traded due to concentrated ownership, a lack of institutional awareness of and interest in ownership of the Company’s stock since it is a “penny stock,” and a lack of research coverage.  The Company’s common stock is trading in the same general price range as it did prior to the Company’s closing of (i) a recapitalization and major acquisition in August 2007 and (ii) a second major acquisition in August 2008.

Securities and Exchange Commission
March 2, 2010

Management believes that its impairment tests have utilized reasonable assumptions which have resulted in the determination that the fair value of the reporting units was substantially in excess of carrying value; however, there can be no assurance that circumstances could not change in the future and result in an impairment charge.

Management reviews and evaluates purchased intangibles with finite lives, which represents a significant asset, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  These events or circumstances could include the loss of one or more customers or a material portion of one or more customer’s business or the sale or disposition of a significant portion of the business or other factors.  Such intangible assets are amortized based on the estimated period in which the economic benefits are consumed.  Management believes that its amortization policy has been and will continue to be appropriate unless facts and circumstances change.  In the event of a change in facts and circumstances, such as a major attrition in customers, management may alter the method and remaining period of amortization, and amortization expense could change.

Income Taxes

Management periodically assesses the Company’s ability to realize its deferred tax asset, which is a significant asset, by considering whether it is more likely than not that some portion or all of the deferred tax asset will be realized.  Several factors are evaluated, including the amount and timing of the scheduled expiration of the Company’s net operating loss carry forwards (NOLs).  Estimates of future taxable income over the periods for which the NOLs are applicable require assumptions as to revenue and expenses, and differences between projected taxable income and book income.  Projected taxable income is expected to exceed projected book income as the dividend on Series E Preferred Stock classified as interest expense under U.S. GAAP is likely not deductible for tax purposes. Projected taxable income in any year may exceed the Company’s annual limitation under Internal Revenue Code Section 382, regarding the amount of loss carryforward that can be utilized to offset such taxable income.  Amounts below the annual limitation may be carried forward to future years.  Certain estimates used in this analysis are based on the current beliefs and expectations of management, as well as assumptions made by, and information currently available to, management.  Although management believes the expectations reflected in these estimates are based upon reasonable assumptions, there can be no assurance that actual results will not differ materially from these expectations.

Securities and Exchange Commission
March 2, 2010

As part of the process of preparing our consolidated financial statements, we are also required to estimate our taxes in each of the jurisdictions in which we operate. This process involves management estimating the actual tax exposure together with assessing permanent and temporary differences resulting from differing treatment of items for tax and U.S. GAAP purposes. These differences result in deferred tax assets and liabilities, which are included within our accompanying consolidated balance sheet. We must assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance.  Correspondingly, we reduce the valuation allowance when our analysis of future taxable income indicates that it is more likely than not that the loss carryforwards will be utilized to offset taxable income.  Such reductions were recorded in fiscal 2008, 2009 and in the current fiscal year based on the Company’s projections of future taxable income. We would increase the valuation allowance when facts and circumstances reflected in our analysis of future taxable income change and indicate that there is a low probability of utilization of loss carryforwards to offset taxable income.  We believe that our estimate of a valuation allowance against the deferred tax asset is appropriate based on current facts and circumstances.

Goodwill and Intangible Assets. page 16

2.
It appears your market capitalization is significantly below your book value and the result of your impairment analyses implies there has been no goodwill impairment. Given the significance of your goodwill, please expand your disclosure to provide investors with information to assess the probability of a future material impairment charge. Refer to Item 303(a)(3)(ii) of Regulation S-K. You should disclose whether your reporting unit is at risk of failing step one of the impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. To the extent a reporting unit's fair value is not substantially in excess of carrying value and is at risk of failing step one, please disclose the following:

•	percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	description of how the key assumptions were determined and how the key assumptions have changed during the periods presented;
•	discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible; and,
•	description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please provide us a response including the above information based on your most recent impairment analysis and also tell us how you considered market capitalization in your analysis.

Securities and Exchange Commission
March 2, 2010

Response:

We will revise and expand our disclosures in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future annual reports on Form 10-K and other future filings as appropriate to address the points raised in the above comment.  For more information relating to our goodwill impairment analysis, please refer to the revised disclosure presented in the critical accounting policy entitled Goodwill and Intangible Assets included in our response to Comment 1.

A two-step process is followed to determine if goodwill is impaired.  In the first step, we compare fair value to carrying value.  If fair value is substantially greater than carrying value, the goodwill of the reporting unit is not adjusted, and management does not perform the second step in the analysis that would otherwise be required.  Since the excess of fair value over carrying value in our last analysis was substantial (approximately 50%), the Company has been deemed to not be at risk of failing step one.  As described in our response to Comment 1, we determine fair value by using EBITDA, an accepted approach.  This is also the approach used by the Company to evaluate acquisition candidates and budget and generally manage its business.

We will provide additional disclosure as set forth in our response to Comment 1 that is responsive to the second paragraph of Comment 2 which asks us how we considered market capitalization in our analysis.

Income tax benefit, page 20

3.
We note your realization of income tax benefits of $1.2 million and $4.5 million for FY 2009 and FY 2008, respectively, from the reversal of valuation allowances, and an apparent similar reversal for the first quarter of FY 2010. We also note the income tax disclosures in Note 10 on page F-26 regarding your expectation of potential generation of future taxable income. However, in light of your recurring losses and your disclosure on page 7 regarding the loss of significant customers in your parts distribution and service solutions businesses, we are unclear how you factor in these negative factors behind your expectation of potential generation of future taxable income in utilizing the tax benefits. Please explain.

Securities and Exchange Commission
March 2, 2010

Response:

Management believes that the tax and book losses experienced by the Company in periods prior to its significant transactions in August 2007 and August 2008 (as described above in our response to Comment 2) are irrelevant as these transactions dramatically transformed the Company both financially and operationally.  The Company generated substantial taxable income in fiscal years ended June 30, 2008 and 2009 that was considered in determining that a portion of its deferred tax asset should be recognized, While the Company has experienced a loss through the first six months of the current fiscal year, this loss is substantially attributable to a write-off of deferred transaction costs in the amount of $1.1 million to comply with a change in purchase accounting rules (as discussed in the footnotes to the consolidated financial statements presented in the Company’s Form 10-Q).  As described in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q, the Company’s sales have been adversely impacted by general economic conditions with our decrease in sales revenue lagging behind the decline in the general economy by as much as a year, as well as the loss of two significant customers contracts.  Management believes that as domestic retail sales of consumer electronic products increase in response to the improvement in economic conditions that appears to be underway, the Company’s sales will increase in response thereto, albeit after a lag in time similar to that experienced on the downturn.  Further, commencing in February 2010, the Company will benefit from the impact of a contract amendment with a major customer that is expected to generate approximately $2 million of additional sales on a monthly basis, substantially offsetting the effect of the year-to-date sales decline.  Additionally, the Company has a significant, permanent difference such that its annual taxable income in future years will exceed its book income by approximately $1.3 million.  Primarily for these reasons, management has reasonable expectation that the Company will generate sufficient future taxable income to utilize the tax benefits provided by its NOLs.

Liquidity and Capital Resources. page 21

4.
Please expand your discussion to specifically address liquidity on both a short term and long term basis. In addition to the discussion you have provided addressing your ability to meet your cash needs for the next 12 months, please also address the long-term cash needs in light of anticipated capital expenditures and payments on long-term obligations and commitments. Further, your discussion should include an evaluation of the certainty of cash flows and a discussion and analysis of known trends and uncertainties. For example, please specifically address how the loss of a contract with one of your two major customers to repair laptops in fiscal 2009 affects your liquidity. See instructions 2 and 5 of Item 303(a) of Regulation S-K.

Response:

We will revise the Liquidity and Capital Resources section of in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future annual reports on Form 10-K and other future filings as appropriate to expand our discussion of liquidity to address the matters delineated in Comment 4.  Such additional disclosure will be consistent with the following expanded disclosure presented in the Company’s recently filed quarterly report Form 10-Q for the three months ended December 31, 2009:

Securities and Exchange Commission
March 2, 2010

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Company had cash and cash equivalents of $3,710 available to meet its working capital and operational needs.  We believe that our present and future sales levels will, for the foreseeable future, generate cash flows that will be sufficient to fund our short-term and long-term operating working capital needs, as well as capital expenditures and quarterly interest and principal payments that are required under our debt facility.  Since concluding a series of transactions in August 2007 and August 2008, to, among other things, effect a recapitalization and complete two major acquisitions, the Company’s cash flows have been consistent and stable from quarter to quarter based on the level of net earnings and EBITDA generated by our operating units.  The bankruptcy filing and liquidation of a major parts customer that occurred in the third quarter of our prior fiscal year, and the loss of certain repair service work performed for a major parts and service customer, negatively impacted the amount, but not the certainty, of our cash flows.  While these two events have had an impact on sales, operating income and cash flows, the Company’s overall liquidity and financial condition nonetheless remain strong.

Working capital needed to fund increases in inventory and accounts receivable or capital expenditures has been provided by operations.

We intend to seek significant business acquisitions in the future and to continue the expansion of our product and service offerings as well as our international operations.  Such potential acquisitions and anticipated future business and international expansion activities will require additional working capital, which we anticipate obtaining from our majority shareholder and/or existing lender. We expect that such form of further investment on the part of our principal shareholder or lender would be a combination of additional equity or senior indebtedness, but there is no assurance that we could obtain financing on such terms. In the unlikely event our majority shareholder or our senior lender are unwilling to provide the necessary working capital or acquisition funding on terms acceptable to us, the Company anticipates obtaining this growth capital from other financing sources.  If we are unable to obtain growth capital from either our existing majority shareholder or another source acceptable to us, we would be unable to aggressively expand our business operations and/or make one or more significant acquisitions.

The interest rate on the Company’s senior subordinated notes is determined by the Company’s maximum EBITDA leverage ratio, as defined, on the first day of each quarter.  For the quarter ended June 30, 2009, this ratio was less than 3.50:1:00 for the initial time; accordingly, the interest rate on the senior subordinated notes decreased to 15% from 17% for the quarter ended September 30, 2009, the rate which remained applicable for the quarters ended September 30, 2009 and December 31, 2009.

Our debt agreement requires an annual sweep of excess cash flow, as defined in the debt agreement, which may limit our ability to use operating cash flow to fund acquisitions.  For the fiscal year ending June 30, 2009, although no payment was required under the definition of a cash flow sweep in the debt agreement, the Company agreed under an amendment to such agreement to pay a one-time, additional $1,000 principal payment.  This Company paid this additional principal on October 2, 2009.  The Company currently does not believe that a payment will be required for fiscal 2010 under the cash flow sweep in the debt agreement.

Securities and Exchange Commission
March 2, 2010

In the event the Company failed to meet one or more of the financial covenants set forth in our debt agreement, it would be required to obtain a waiver from the lender or renegotiate certain terms to prevent an Event of Default from occurring.

5.
We note your disclosure regarding various ratios relating to your debt such as how your interest rate on the Subordinated Notes fluctuates based on your debt to EBITDA leverage ratio. In order to facilitate an investor's understanding of your current status, please disclose your actual ratios. For example we note interest on your Subordinated Notes is at 13% per annum plus an increment ranging from 0% to 4% based on the debt to EBITDA leverage ratio.

Response:

As requested in Comment 4 and as reflected in our response thereto, we will substantially increase our disclosure concerning liquidity and capital resources, including the EBITDA leverage ratio and its relationship to the interest rate, and that fact that a violation of a covenant would require a waiver from the lender.  We do not believe that it is necessary to disclose specific historical ratios as such are not indicative of the Company’s ability to meet, or the likelihood of meeting or not meeting, covenants in future periods.

Recent Accounting Pronouncements, Page 21

6.
We note you duplicate financial statement footnote disclosures in this section.  While the requirements of SAB Topic 11:M "Miscellaneous Disclosure ¬Disclosure of the Impact That Recently Issued Accounting Standards Will Have on the Financial Statements of the Registrant When Adopted in a Future Period" applies to both MD&A and the financial statement footnotes, please revise your disclosure to distinguish the future impact of the new accounting treatment within MD&A from the effect of the adoption on the financial statements as disclosed in the notes. For example, your MD&A disclosure may include the impact of the new accounting standard on your financial position and results of operations as well as possible future technical violations of debt covenants, planned changes in business practices or changes in availability or cost of capital. Financial statement footnotes would, however, address when and how the new accounting standard will be accounted for in the financial statements for future periods.

Securities and Exchange Commission
March 2, 2010

Response:

We will revise our disclosure in the Recent Accounting Pronouncement section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future annual reports on Form 10-K and other future filings as appropriate to distinguish within such section the future impact, if any, from the adoption of new accounting standards from the effect of the adoption of new accounting standards on the Company’s consolidated financial statements themselves as disclosed in the footnotes thereto.  We note that such future impact may include, but not be limited to, the matters delineated in this Comment such as the impact of a new accounting standard on financial position or results of operations, possible future technical violations of debt covenants, changes in business practices or changes in the availability or cost of capital.  The footnotes to our financial statements would continue to reflect our current practice of disclosing when and how a new accounting standard will impact the financial statements for future periods.

Item 8. Financial Statements and Supplementary Data

Note 1. Basis of Consolidation and Significant Accounting Policies

Goodwill and Intangible Assets, page F-7

7.
Please tell us and revise your disclosure to state when you perform your annual impairment test of goodwill and the reporting unit level at which goodwill is tested for impairment. Refer to FASB ASC paragraph 350-20-35-28.

Response:

In future filings, we will include disclosure similar to that which will be included in the critical accounting policies section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Goodwill and Intangible Assets section of the Basis of Consolidation and Significant Accounting Policies footnote.  Specifically, the footnote will contain substantially the following language:

The Company allocates the purchase price of its acquisitions to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values.  The excess purchase price over those fair values is recorded as goodwill.  Historically, the Company included transaction costs, such as investment banking fees, accounting fees, legal fees, appraisal fees and Company-incurred direct out-of-pocket costs, as part of the purchase price of its acquisitions.  Under U.S. GAAP effective July 1, 2009, the Company is required to expense such costs as incurred.

Management reviews and evaluates goodwill, which represents a significant asset, for impairment annually at each fiscal year end and at interim periods if events indicate that the carrying value may be impaired.  These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.  Effective July 1, 2009, the carrying value of goodwill is evaluated principally in relation to the operating performance of the Company’s one reporting unit (two units - distribution and service - prior to this date), specifically adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).  Accordingly, the key risk factor that determines whether the carrying value of goodwill has been impaired is a significant decline in actual EBITDA realized and a significant decline in Company’s projected EBITDA in future periods based on then current business conditions.

Securities and Exchange Commission
March 2, 2010

The Company’s market capitalization has been deemed to be a poor indicator of fair value because, among other reasons, the Company’s common stock is thinly traded due to concentrated ownership, a lack of institutional awareness of and interest in ownership of the Company’s stock since it is a “penny stock,” and a lack of research coverage.  Management believes that its impairment tests have utilized reasonable assumptions which have resulted in the determination that the fair value of the reporting units was substantially in excess of carrying value; however, there can be no assurance that circumstances could not change in the future and result in an impairment charge.

Management reviews and evaluates purchased intangibles with finite lives, which represents a significant asset, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  These events or circumstances could include the loss of one or more customers or a material portion of one or more customer’s business or the sale or disposition of a significant portion of the business or other factors.  Such intangible assets are amortized based on the estimated period in which the economic benefits are consumed.  Management believes that its amortization policy has been and will continue to be appropriate unless facts and circumstances change.  In the event of a change in facts and circumstances, such as a major attrition in customers, management may alter the method and remaining period of amortization, and amortization expense could change.

Note 8. Preferred Stock. page F-20

8.
Refer to the second and third paragraphs. We note your disclosures that “…the holders of the Series C Preferred, in the aggregate, will be entitled to receive shares of common stock equal to 79.5% of common stock on a fully diluted basis except for dilution for stock options issued to management... This conversion rate will be subject to adjustment downward to a floor of 72.5% if the return, or deemed return, per share of Series C Preferred meets certain targets." Please clarify for us in more detail and in your disclosures the target amounts or percentages and how the downward adjustment works. Also, tell us and disclose whether you are required to deliver registered common shares upon the conversion.

Securities and Exchange Commission
March 2, 2010

Response:

To address the Staff’s comment, we have drafted the following explanation of the formula relating to the downward adjustment affecting the conversion percentage of the Series C Preferred.  We respectfully request that the Staff consider whether the addition of this explanation to the notes to our financial statements in future filings will provide actual benefit to our investors.  The formula is complex and difficult to understand fully without complicated mathematical calculations, which we have not presented.

Pursuant to the formula for determining rate of conversion of the Series C Preferred Stock into common stock contained in the Certificate of Designation for the Series C Preferred, the holders of the Series C Preferred, in the aggregate, will be entitled to receive shares of common stock equal to between 72.5% and 79.5% of the common stock on a fully diluted basis except for dilution for stock options issued to management as described in Note 9 (the “Outstanding Amount”).  Except for the scenarios described in the table below, the conversion percentage, in the aggregate, for the Series C Preferred is equal to 79.5%.

The downward adjustment of the conversion percentage to a floor of 72.5% is triggered when the return, or deemed return, per share of Series C Preferred meets certain targets described in the Certificate of Designation for the Series C Preferred, which are set forth in the table below.

Time Period	Value per share of common stock received upon conversion
Prior to August 17, 2010	5 x Base Value
August 17, 2010 to August 17, 2012	6 x Base Value
After August 17, 2012	7 x Base Value

The “Base Value” in the table above is equal to $6,300,000 divided by the applicable conversion amount, where the conversion amount is calculated as (x) the product of .725 multiplied by the Outstanding Amount divided by (y) one (1) minus ..725.  The Outstanding Amount in this formula is subject to adjustment based on whether the Series D Preferred is converted into common stock, or was previously converted into common stock in connection with a conversion of the Series C Preferred.  The likely effect of this possible downward adjustment is to increase the relative ownership percentage of common stockholders at the time of conversion of series C Preferred shares.

In the event that the number of shares of outstanding common stock is changed by any stock dividend, stock split, reclassification or recapitalization at any time shares of Series C Preferred are outstanding, the Series C Preferred conversion rate will be proportionately adjusted.

Securities and Exchange Commission
March 2, 2010

The Company is not required to deliver registered shares of common stock upon the conversion of Series C Preferred into shares of common stock; however, the Company has agreed that HIG and certain other holders will have certain demand registration rights with respect to shares of common stock that it may hold, subject to certain limitations.  The registration rights would apply to shares of common stock issued upon conversion of the Series C Preferred.

The Series D Preferred Stock, having a par value of $0.01 per share (“Series D Preferred”), issued in the amount of $634 rank senior to the common stock and all other currently designated series of preferred stock of the Company with the exception of the Series C Preferred and the subsequently issued Series E Preferred.  Pursuant to the formula for determining the Series D Conversion Rate as set forth in the Certificate of Designation for the Series D Preferred, the holders of the Series D Preferred, in the aggregate, will be entitled to receive shares of common stock equal to 8% of the Outstanding Amount.  This interest could change if there are new issuances of equity, excluding current stock options granted.  The shares of Series D Preferred are convertible into a fixed amount of shares of common stock at the Series D Conversion Rate, subject to certain limitations during a two-year period.  Changes in the specific number of shares into which the Series C Preferred may convert, as described above, will affect the Series D conversion rate.

9.
We note you account for the Series C Preferred shares within equity. In light of the non-conventional conversion features of your Series C Preferred shares, it appears the conversion feature is considered an embedded derivative in which its economic characteristics and risks are not clearly and closely related to the equity host contract. If so, we are unclear why you did not bifurcate the derivative and account for it separately from the host contract as required under FASB ASC paragraph 815-15-25-1. Please explain to us in detail.  Cite the relevant accounting literature to support your accounting,

Response:

Management’s review and evaluation of relevant accounting literature has determined that it is not necessary to bifurcate the embedded derivative resulting from certain conversion provisions relating to the conversions of Series C Preferred shares into common stock and account for it separately from the host contract, that is, as a derivative instrument, as would otherwise be required under FASB ASC paragraph 815-15-25-1.

Securities and Exchange Commission
March 2, 2010

           FASB ASC paragraph 815-15-25-1 states in relevant part:

Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6–9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings.  An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.
 The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b.
The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.
A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement.  (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

The Company has concluded that it does not meet all of the criteria set forth above in FASB ASC paragraph 815-15-25-1 for the following reasons:

The Company does not meet the criteria outlined in subparagraph a above because the conversion feature is indexed to the Company’s own stock; therefore, the characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the host contract.  In support of this position, ASC 815-10-15-74 states that an entity shall not consider a contract to be a derivative instrument if the contract is both (1) indexed to its own stock and (2) classified in stockholders’ equity on its balance sheet.  With respect to clause (2) in the preceding sentence, the Series C Preferred shares are properly classified within equity under U.S. GAAP.  With respect to clause (1) in such sentence, ASC 815-40-15-7, The Meaning of Indexed to a Company’s Own Stock, provides guidance that instruments are considered indexed to a company’s own stock provided that:  “(1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable) or (b) an observable index, other than those calculated or measured by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.”  The conversion feature of the Company’s Series C Preferred shares is indexed solely to the Company’s own stock and no other market or index and, thus, satisfies the criteria under ASC 815-40-15-7 and ASC 815-10-15-74.

Securities and Exchange Commission
March 2, 2010

The Company does not meet the criteria outlined in subparagraph c above because there is effectively no means for settlement (i.e., conversion of) of the Series C Preferred shares into cash.  Series C Preferred shares may be converted into shares of the Company’s common stock for which there is a public market; however, there is not “an active market that can readily absorb the quantity held by the entity without significantly affecting the price" under ASC 815-10-15-122.  Therefore, the Series C Preferred shares are deemed not "readily convertible into cash" because of the inactive market.

10.           Similar to the preceding comment, explain to us why you did not bifurcate and separately account for the embedded derivative related to the conversion feature of Series D Preferred shares in which the holders, in the aggregate, will be entitled to receive shares of common stock equal to 8% of the total outstanding common stock upon conversion.

Response:

We have determined that it is not necessary to bifurcate the embedded derivative resulting from certain conversion provisions relating to the conversions of Series D Preferred shares into common stock and account for it separately from the host contract for the same reasons set forth in our response to Comment 9 concerning Series C Preferred shares.

Note 15. Segment Information, page F-29

11.
We note you have one reportable segment. Please tell us the operating segments you have identified in accordance with FASB ASC paragraphs 280-10-50-1 through 50-9, the factors used to identify your one reportable segment, and the basis for aggregating identified operating segments. Further, please revise to disclose whether you have aggregated operating segments as required by FASB ASC paragraph 280-10-50-21 a.

Response:

For the reasons enumerated below, the Company has determined that it has one reportable segment which operates in the reverse logistics industry.  This reportable segment represents the aggregation of two operating segments, broadly characterized as distribution and service.

The definition of an operating segment set forth in FASB ASC paragraph 280-10-50-1 is as follows:

Securities and Exchange Commission
March 2, 2010

An operating segment is a component of an enterprise:

a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b.	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.	for which discrete financial information is available.

The Company’s business is comprised of a number of interrelated components that serve a wide universe of customers that are all in one way or another involved primarily with the repair of consumer electronic (“CE”) products and, to a lesser extent, the repair of appliances and imaging products, such as printers and facsimile machines.  Customers consist of (i) national, regional and local retailers of CE products, appliances, computers, printers and related products, (ii) third party administrators (“TPA’s”) that administer extended warranty plans sold to consumers, and (iii) independent servicers that repair finished goods directly for individual consumers (as well as for TPA’s and retailers).  Broadly, the Company’s business activities include (i) the sale and distribution of replacement parts, (ii) the performance of actual repair services for such finished products, (iii) the performance of board-level repairs for third parties and for internal purposes, and (iv) for third parties and for internal purposes, the performance of asset recovery operations, such as reclaiming parts that are in working condition from products deemed beyond economic repair, and, for third parties, performing returns management services.  While not all of the Company’s customers purchase multiple products and services, most of the customers that generate revenue for services (ii) through (iv) as described in the previous sentence also purchase replacement parts.

The Company believes that it has one reportable segment when considering (i) the guidance in FASB ASC paragraph 280-10-50-21a concerning the aggregation of two or more operating segments and (ii) the methodology under which its operating segments are managed.

The description of aggregation criteria set forth in FASB ASC paragraph 280-10-50-21a is as follows:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.  For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.  Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services

Securities and Exchange Commission
March 2, 2010

d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Both our compensation system and our management reporting structure support the position that the Company has a single reporting segment.  All executive and subsidiary management are eligible for annual performance bonuses that are based on consolidated results of operations representing the single reportable segment’s results of operations (specifically, adjusted EBITDA).  Furthermore, the Chief Operating Decision Maker, who is our Chief Executive Officer, and the Company’s Board of Directors allocate resources based on a total Company perspective, not based on individual warehouse, facility, or operating segment perspective.  (We note that section (b) of FASB ASC paragraph 280-10-50-1 is relevant to this point also.)  The Company’s success in attracting and retaining new customers over recent periods is its ability to offer programs that provide multiple benefits and services, including repair, distribution, asset recovery and parts harvesting.  For example, customers who may only buy replacement parts initially often later request our other services, including handling and processing their customer returns, harvesting good parts from defective products such as flat panel TV’s, sharing in revenue proceeds from the subsequent sale of reclaimed parts, and testing products returned from their customers that are claimed to be defective. In addition, in terms of our internal systems, processing returns for all operating locations is centralized in a single location.

12.
Please expand your disclosure to provide the amount of revenue for each product and service or each group of similar products and services. If providing the information is impracticable, please disclose that fact. See FASB ASC paragraph 280-10-50-40.

Response:

We will expand our disclosure to provide the amount of revenue for each group of similar products and services.

Exhibits 31.1 and 31.2

13.
Please delete the title of the officer from the first sentence of each certification.  The wording in each certification should be in the exact format provided by Item 601 (b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the fiscal year ended June 30, 2009 and in your subsequently filed Forms 10-Q.

Securities and Exchange Commission
March 2, 2010

Response:

We confirm that the inclusion of the title in the first line of each certification for the Company’s CEO and CFO was not intended to limit the capacity in which such individuals provided in the certification.  Exhibits 31.1 and 31.2 will be revised in the Company’s future filings to incorporate the Staff’s comments.

Additionally, as requested in the Comment Letter, the Company acknowledges:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number (646) 227-1600 or by facsimile number (646) 227-1666 with any questions regarding the responses set forth above.

Very truly yours,

/s/ Wayne I. Danson

Wayne I. Danson
President and Chief Executive Officer

cc:	Gary A. Miller, Esq.
Mark Goldenberg